Glu Mobile Inc.

45 Fremont Street, 28th Floor

San Francisco, CA 94105

January 15, 2013

VIA EDGAR

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Glu Mobile Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 14, 2012 (the “Form 10-K”)
Form 10-Q for the Quarterly Period Ended September 30, 2012
Filed November 9, 2012 (the “Form 10-Q”)
File No. 001-33368

Dear Mr. Krikorian:

Glu Mobile Inc. (the “Company”) submits this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated December 14, 2012 related to the above-referenced Company filings.

For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Staff’s comment letter, and the Company has set forth below, in italics, the text of the Staff’s comments prior to the response.

Form 10-K for the Fiscal Year Ended December 31, 2011

Risk Factors

“We derive the significant majority of our smartphone revenues from Apple’s iOS and Google’s Android platforms, page 21

1.

We note that you have disclosed revenue streams generated from the Apple iOS and Google’s Android platforms for the fiscal year ended 2011. In subsequent filings, consider including quantitative disclosure to the extent material regarding the percentage of your revenues derived

Mr. Stephen Krikorian

Securities and Exchange Commission

January 15, 2013

from Apple’s iOS and Google’s Android platform for each of the fiscal years covered by the financial statements included in your document.

Response: The Company advises the Staff that it derives its revenue from Apple’s iOS platform from the Apple App store, as well as through other customers, such as TapJoy, Inc., which provides incented offers in games that the Company publishes on the Apple App Store. Similarly, the Company derives its revenue from Google’s Android platform from a variety of customers, one of which is Google Inc. through the Google Play store. Several companies in addition to Google distribute apps that run on the Google Android operating system (e.g., Amazon’s App Store). The Company advises the Staff that when it disclosed in the Form 10-K that Apple’s iOS and Google’s Android platforms accounted for 34% and 11%, respectively, of its total revenues in 2011, the term “platform” indicates the operating system on which the Company’s games run, rather than the customer or distributor of the games.

The Company also advises the Staff that, irrespective of whether the Company is required to disclose Apple, Google or another distributor as a 10% customer, when preparing subsequent filings, the Company will consider whether quantitative disclosure regarding the percentage of its revenues derived from the Apple iOS and Google Android platforms for each of the fiscal years covered by the financial statements included in the filing is material and include it accordingly.

“System or network failures or cyber-attacks could reduce our sales, increase costs or result in a loss of revenues…,” page 28

2.	It is unclear whether the issues or events disclosed under this risk factor were material to Glu Mobile. Please advise.

Response: The Company advises the Staff that the particular issues and events disclosed under this risk factor did not materially impact the Company. The Company included these examples to give investors a better sense of the types of risks related to systems and network failures that the Company faces, which examples could have been material if they had persisted longer than they actually did. However, the Company did not intend to indicate that these instances were material to its financial results or business operations.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Results and Trends, page 44

3.

We note from your disclosures on page 21 that you rely on a small portion of your total players for nearly all of your smart phone revenues. Tell us your consideration of quantifying the number and percentage of smart phone paying players for each period presented since this appears to be relevant information necessary to understanding your results of operations and business. In

Mr. Stephen Krikorian

Securities and Exchange Commission

January 15, 2013

addition, you should consider providing an analysis of any trends or uncertainties identified since your disclosures suggest this will be a critical component of your future growth. We refer you to Item 303(a)(3) of Regulation S-K.

Response: The Company advises the Staff that the Company has not historically disclosed the total number and percentage of its smartphone paying players because the Company’s management generally does not use these aggregated metrics in managing the Company’s business. The Company generates revenues from a large portfolio of games with varying numbers and percentages of paying users for each title and, as a result, the Company believes that disclosing an aggregate number or percentage of paying users is not necessarily relevant to understanding the Company’s results. The Company believes there are more useful metrics for evaluating the Company’s results of operations and business, such as monthly active users (MAU) and daily active users (DAU), which are the primary aggregated metrics that the Company’s management uses to evaluate the Company’s performance. As noted in the response to comment #4 below, the Company will begin providing a quantitative and qualitative analysis of changes in its MAU and DAU in its future annual and quarterly filings.

The Company further advises the Staff that it has, on occasion, calculated estimates of the number and percentage of its paying players over various periods for certain games that are generating meaningful revenue. However, if the Company were to extrapolate these results from a subset of its games to all of its games, it would likely yield an inaccurate or imprecise estimate of the aggregate number and percentage of its paying players.

The Company further advises the Staff that, if in the future the Company identifies any trends or uncertainties with regard to the number and percentage of paying users of its smartphone games that would be material to its investors, it will disclose such material trends or uncertainties in future reports in accordance with Item 303(a)(3) of Regulation S-K.

4.	We note from your disclosures on page 5 that you had approximately 2.9 million daily active users, 31.4 million monthly active users and 176.1 million cumulative installs of your games as of December 31, 2011. We further note from your disclosures on page 12 that you regularly track and analyze metrics for daily active users (DAU), monthly active users (MAU), average revenue per daily active user (ARPDAU) and the lifetime value (LTV) of your games on a per user basis. Tell us what consideration you gave to providing a quantitative and qualitative discussion and analysis of the changes in these metrics for each period presented or explain to us why you do not believe these metrics contribute meaningfully to understanding and evaluating your company. In addition, explain your consideration of providing an analysis of the changes in these metrics in your quarterly filings. We refer to your Section III.B.1 of SEC Release No. 33-8350.

Response: The Company acknowledges the Staff’s comments and has reviewed Section III.B.1 of SEC Release No. 33-8350. The Company advises the Staff that the Company’s management evaluates the Company’s performance by reviewing DAU and MAU on both a per-game and an aggregate basis each quarter. The Company utilizes these measures because increases in DAU and MAU are typically directly correlated to increases in revenues. Accordingly, the Company will begin providing a quantitative and qualitative analysis of changes in DAU and MAU on an aggregate basis in its future annual and quarterly filings.

Although the Company is technically able to calculate LTV, it only does so infrequently because management generally does not use this metric to evaluate the success of a particular game or its business

Mr. Stephen Krikorian

Securities and Exchange Commission

January 15, 2013

overall. In addition, the Company calculates ARPDAU only on a per-game basis or for a grouping of a limited number of its top games and not in the aggregate for all of its games. The Company calculates ARPDAU only for its top revenue-generating titles and its most recently released titles, since the Company uses these metrics to make decisions about whether and how best to allocate additional marketing and development resources to specific titles with an eye toward increasing its revenues. For example, if a game is not successful commercially after launch, the Company typically will not spend additional time calculating metrics or investing additional resources in that title. Further, the Company has a large portfolio of games and believes that reviewing ARPDAU in the aggregate does not provide meaningful information upon which the Company can make operating decisions, because these decisions are typically made on a per-game basis. Since the Company uses neither aggregated ARPDAU nor aggregated LTV to evaluate its business, it does not believe that these aggregated measures are material to investors.

Moreover, if the Company were required to disclose ARPDAU or LTV on a per-game basis, it could cause the Company competitive harm because these metrics give direct insight into how well a particular game is monetizing. If the Company’s competitors were to learn which of its games generated the most revenue, they could mimic a game’s economics in their own titles and thus undercut the Company’s ability to remain competitive. Further, if third parties with whom the Company contracts for advertising revenues or offer revenues learned the ARPDAU or LTV of a given game, they could seek to change their pricing, which would harm the Company’s business. The Company acknowledges that it has in the past disclosed per-game ARPDAU for a limited number of its top games for certain limited periods (such as a month) for strategic business purposes, though the Company has not to date disclosed aggregate ARPDAU or per-game or aggregate LTV for any of its titles. The Company made these disclosures to give context to information that the public can readily find on the app store platforms (e.g., the significance of one the Company’s games being a “Top 25 grossing app” on the Apple App Store). However, the Company would be competitively disadvantaged if it were required to disclose ARPDAU on a per-game basis for all of its games in its periodic reports, rather than disclosing ARPDAU for a limited number of its top games for strategic reasons. Further, the Company does not believe that ARPDAU or LTV for any individual title is material to investors, since these measures simply indicate how well one of the Company’s many games is monetizing. Finally, the Company would be particularly disadvantaged if it were required to disclose ARPDAU and LTV on a per-game basis since, to the Company’s knowledge, none of Company’s competitors – both public and private companies – are required to make similar disclosures.

For these reasons the Company does not intend to include a quantitative and qualitative discussion and analysis of ARPDAU and LTV in its future annual and quarterly filings. However, with respect to the Data Analytics section of the Form 10-K, the Company intends to revise that disclosure in its annual report for the fiscal year ended December 31, 2012 to more thoroughly explain how it uses the data analytics metrics in evaluating its business, including revising the discussion of ARPDAU and LTV.

Results of Operations, page 54

5.	We note that your smartphone revenues increased by $25.2 million as a result of increased sales growth on Apple’s iOS-based devices and Android devices related primarily to micro-transactions, offers and advertisements. Tell us your consideration of providing quantitative and qualitative discussion and analysis with respect to changes in the proportion of micro transactions, offers and advertising revenues in relation to total smart phone revenues. This appears to be important and material information necessary to understanding your results of operations. We refer you to Section III.B of SEC Release No. 33-8350.

Mr. Stephen Krikorian

Securities and Exchange Commission

January 15, 2013

Response: The Company acknowledges the Staff’s comment and has reviewed Section III.B.1 of SEC Release No. 33-8350. The Company advises the Staff that the Company evaluates its performance by reviewing smartphone revenues in the aggregate and evaluates the performance of each game based on total revenue per game, but does not specifically evaluate the revenues or trends in revenues from micro-transactions, offers or advertisements separately. The Company is able to monetize its games and to generate revenues from any of these three categories and often changes the focus of its monetization efforts among methods within a given game over the life of the title in an attempt to maximize revenue. For example, the Company may elect to stop serving advertisements within a game if it believes doing so will encourage users to play the game longer and thus increase the chance that they will make micro-transactions or complete offers. As such, providing a trend analysis regarding the three categories would likely not be meaningful for investors, since the Company seeks only to maximize the revenue of a given game, rather than maximize its total micro-transaction revenue, total offer revenue or total advertising revenue. Generally, the trends in revenues from micro-transactions, offers and advertisements have changed in direct proportion to the change in the Company’s total smartphone revenues. The Company believes that the important trend for investors has been the significant decline in total feature phone revenues and the growth in total smartphone revenues over the previous two years, which trend is related to a change in the Company’s business model and about which the Company has made disclosure in its historical filings.

As the Company’s total revenues from smartphones become more concentrated, the Company will continue to give consideration to specific disclosures for any changes in revenue trends from micro-transactions, offers and advertisements that would be material to an investor’s understanding of the Company’s business.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 72

6.	Your disclosures indicate that you recognize revenue from the sale of virtual currency and other virtual items ratably over the estimated average playing period of paying users. Please clarify the significant assumptions and judgments that you consider in determining the estimated average playing period. Tell us the average playing period of paying players for each period presented. Explain whether there have been any changes made to the estimated average playing period. In addition, describe the estimates and assumptions that you consider in differentiating between revenues attributable to durable and consumable virtual goods.

Response: The Company advises the Staff that the Company computes its estimated average playing period of paying users at least once each year, and more frequently if qualitative evidence exists that would indicate a possible change in estimated average playing life, including consideration of changes in the characteristics of games. The Company launched its first freemium games in the fourth quarter of 2010 with insignificant revenues then recognized and computed its first estimated average playing period of paying users in 2011. The Company has examined the playing patterns of paying users across a representative sample of games. Historically, the Company’s selected sample has been comprised of games in both the action-adventure and casual genres

Mr. Stephen Krikorian

Securities and Exchange Commission

January 15, 2013

in which the paying users have engaged in playing and purchasing behavior over a meaningful length of time.

To compute the estimated average playing period for paying users, the Company considers the initial purchase date as the starting point of a player’s lifespan. The Company groups daily populations of paying players (the “daily cohort”) from the date of their first purchase within the game and tracks each daily cohort to understand the number of players from each daily cohort who played the game after the initial purchase. To determine the ending point of a paying player’s life beyond the date for which observable data is available, the Company extrapolates the actual observed attrition rate for each daily cohort to arrive at a weighted average playing period for paying users across the selected games.

Based on the Company’s analysis, the estimated weighted average useful life of a paying user is approximately three months, and this estimate has been consistent since the Company’s initial analysis. If a new game is launched and only a limited period of paying player data is available, then the Company also considers other qualitative factors, such as the playing patterns for paying users for other games with similar characteristics.

The Company advises the Staff that it receives reports from digital storefronts, such as the Apple App Store, providing a breakdown of the various purchases made in its games for a given time period. The Company reviews these reports and determines on a per-item basis whether the purchase was a consumable virtual good or a durable virtual good.

The Company’s revenues from consumable virtual goods have been immaterial over the previous two years. For example, revenues from consumable virtual goods were less than 1% of total revenues in fiscal 2011, and the Company expects that revenues from consumable virtual goods will also be less than 1% of total revenues in fiscal 2012. The Company’s consumable virtual goods are one-time actions that can be purchased directly by the player through the digital storefront. As an example, the Company offered players of its game World Series of Poker: Hold’em Legend the ability to have a second chance after busting out of a poker tournament. The player was able to pay a one-time fee to continue the game from the same position held prior to busting. The Company recognizes the revenues from these items immediately, since the Company believes that the delivery obligation has been met and there are no further implicit or explicit performance obligations related to the purchase of that consumable virtual good.

The Company advises the Staff that revenues from durable virtual goods are generated from the purchase of virtual coins by users through a digital storefront. Players convert the virtual coins within the game to durable virtual goods such as weapons, armor or other accessories to enhance their game-playing experience. The durable virtual goods remain in the game for as long as the player continues to play. The Company believes this represents an implied service obligation, and accordingly, the Company recognizes the revenues from the purchase of the durable virtual goods over the estimated average playing period of paying users.

Concentrations of Credit Risk, page 74

7.	Please tell us what consideration you gave to disclosing whether the carrying amounts of your financial instruments approximate their fair value. We refer you to ASC 825-10-50.

Mr. Stephen Krikorian

Securities and Exchange Commission

January 15, 2013

Response: The Company acknowledges the Staff’s comments and has reviewed ASC 825-10-50-10.

The Company’s advises the Staff that its financial instruments consist primarily of cash, cash equivalents, accounts receivable and accounts payable, and liabilities for contingent consideration. The Company believes that the estimated fair value, significant assumptions used in the fair value calculations and changes in estimates for cash, cash equivalents and liabilities for contingent consideration have been adequately addressed in Note 4 of the Company’s Fair Value Measurements footnote.

In accordance with ASC 825-10-50-14, for trade receivables and payables, the Company notes that no disclosure is required under this subtopic if the carrying amount approximates fair value. The Company advises the Staff that its trade receivables and payables are classified as current assets and liabilities on the consolidated balance sheets. Accordingly, the Company will disclose in future filings that “the carrying value of accounts receivable and payables approximates fair value due to the short time to expected receipt or payment of cash.”

Note 3-Acquisition, page 81

8.	Please tell us what consideration you gave to disclosing the factors that make up the goodwill recognized. We refer you to ASC 805-30-50-1a.

Response: The Company acknowledges the Staff’s comments and has reviewed ASC 805-30-50-1a. The Company notes that goodwill is defined in ASC 805 as the future economic benefits of other assets acquired in a business combination that are not individually identified and separately recognized. As disclosed in Note 3, the Company acquired Griptonite, Inc., a developer of games for advanced platforms, including handheld devices, to increase its studio development capacity and augment its existing development efforts to accelerate the introduction of new titles for smartphones and tablets. The Company’s motivation for acquiring Blammo Games Inc., a developer of freemium games for the iOS platform, was to broaden its portfolio to include more casual titles and to acquire additional studio development capacity and new development skills. The acquired studio workforce for both acquisitions was estimated to have value, and since the acquired workforce is not individually identified or separately recognized, it was subsumed within the goodwill recognized as part of each business combination. The Company further planned to leverage its preexisting contractual relationships with digital storefronts to distribute new titles developed by each of the acquired companies and the expected synergies are also reflected in the value of the goodwill recognized.

In response to the Staff’s comment, the Company will update its business combination disclosure in future filings to clearly provide a qualitative description of the factors resulting in the goodwill recognized in each of the transactions.

Note 11. Income Taxes, pages 98

9.	We note that you have not provided deferred taxes on unremitted earnings attributable to foreign subsidiaries because these earnings are intended to be reinvested indefinitely. Please tell us what consideration you gave to disclosing the amount of unremitted earnings attributable to foreign subsidiaries and the amount of unrecognized deferred tax liability, if practicable, or a statement that such determination is not practicable. We refer you to ASC 740-30-50-2.

Mr. Stephen Krikorian

Securities and Exchange Commission

January 15, 2013

Response: The Company acknowledges the Staff’s comments and has reviewed ASC 740-30-50-2. As disclosed in Note 11 of the Form 10-K, the Company has not provided deferred taxes on unremitted earnings attributable to foreign subsidiaries because these earnings are intended to be reinvested indefinitely. Therefore, the Company does not calculate the foreign tax earnings and profits and the related unrecognized deferred tax liability. Under the Company’s tax structure, annual foreign earnings are generated by cost-plus entities and are therefore not material. The amount of accumulated foreign earnings of the Company’s foreign subsidiaries totaled $1.7 million as of December 31, 2011. An accurate determination of unrecognized deferred tax liabilities related to these earnings is impracticable at this point due to the complexity of the U.S. tax law concerning the deferral of income tax on earnings by controlled foreign subsidiaries and the complexity of the U.S. foreign tax credit rules, the consideration of the expected form of repatriation, the particular tax characterization of the expected form of repatriation, and the extent to which deemed-paid foreign tax credits are available.

The Company will state the amount of accumulated foreign earnings in future filings and add the following sentence in the Income Tax footnote: “If the Company’s foreign earnings were repatriated, additional tax expense may result. The Company determined that the calculation of the amount of unrecognized deferred tax liability related to these cumulative unremitted earnings attributable to foreign subsidiaries is not practicable.”

Item 9A. Controls and Procedures

Management’s Report on Internal Control over Financial Reporting, page 105

10.	You state that management’s report on internal control over financial reporting “is not deemed ‘filed’ for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, [and that such] certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate it by reference.” The foregoing statement appears to have been made in reliance on Item 308T of Regulation S-K. However, please be advised that Item 308T was not available to the company in connection with this filing, as such section was only a special temporary section that applied to certain registrants whose fiscal year ended prior to June 15, 2010. We note that the Company’s filing relates to the fiscal year ended December 31, 2011. Accordingly, please advise as to the basis for your inclusion of the above quoted language. Refer to SEC Release No. 33-9142, including footnote 15 thereto.

Response: The Company notes the Staff’s comment and advises that it inadvertently included the foregoing statement in the Form 10-K due to its historical reliance on Item 308T of Regulation S-K. The Company will not include the statement in future filings.

Mr. Stephen Krikorian

Securities and Exchange Commission

January 15, 2013

Exhibits

11.	To the extent the provision of your freemium games is substantially dependent on Amazon Web Services or any other third-party provider host, provide your analysis as to why you have not filed any agreement(s) with any third-parties as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: In response to the Staff’s comment, the Company advises the Staff that, as disclosed in the Form 10-K, a significant portion of its freemium game traffic is currently hosted by Amazon Web Services (“AWS”), which provides us with computing and storage capacity. While AWS is a leading provider of cloud-based storage solutions, other companies provide comparable offerings (both cloud-based and traditional options), including companies with resources that are equal to or greater than AWS’s, such as AT&T Global Services, Hewlett Packard, Terremark (owned by Verizon), Microsoft and Google. In light of the foregoing, we believe that several other companies could provide us with services that are substantially similar to those that we receive from AWS, at a cost to us that is not materially higher than the cost incurred with AWS.

In addition, if the Company were to receive notice from AWS of its intent to terminate the agreement, then the Company believes that it could transition to one or more alternative hosting providers on commercially reasonable terms, particularly since many of the hosting providers, including AWS, offer an online “click through” agreement. Further, while transitioning all traffic and data currently hosted by AWS to alternative hosting providers could potentially be disruptive, it would not cause substantial harm to the Company’s business or results of operations. For the foregoing reasons, the Company does not believe that its business is substantially dependent on its agreement with AWS, and therefore is not required to file the agreement as an exhibit under Item 601(b)(10)(ii)(B) of Regulation S-K. The Company further advises the Staff that there is no other third-party provider on which the Company’s is substantially dependent with respect to its hosting services.

Part III (Incorporated by reference from definitive proxy statement filed on April 27, 2012)

Compensation Discussion and Analysis

Benchmarking, page 18

12.	In subsequent filings please disclose where actual payments for each element of compensation and total compensation awarded to each of your named executive officers fell in comparison to the benchmarks used.

Response: The Company notes the Staff’s comment and advises that it will include the requested disclosure in its Compensation Discussion and Analysis section contained in future filings.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Note 6 Goodwill and Intangible Assets, page 15

Mr. Stephen Krikorian

Securities and Exchange Commission

January 15, 2013

13.	Tell us what consideration you gave to disclosing the reasons for the impairment of goodwill. We refer you to ASC 350-10-50-2. In addition, ensure that your MD&A results of operations disclosure adequately addresses the reasons for the impairment charge.

Response: The Company acknowledges the Staff’s comments and has reviewed ASC 350-10-50-2. The Company notes that ASC 350-10-50-2 requires that when a goodwill impairment charge is recognized, the footnotes should include a description of the facts and circumstances leading to the impairment.

These facts and circumstances are outlined in the Form 10-Q in Note 6 – Goodwill and Intangible Assets: “The Company performed the first step of the goodwill impairment test for its APAC reporting unit as prescribed in ASC 350 and concluded that it failed the step, since the estimated fair value of the reporting unit was less than its carrying value due to accelerated declines in the local feature phone business and the recent restructuring of the Company’s operations in the APAC region.”

The facts and circumstances are also discussed in MD&A – Results of Operations – Comparison of the Three Months Ended September 30, 2012 and 2011 – Other Operating Expenses: “Our goodwill impairment charge increased from zero in the three months ended September 30, 2011 to $3.6 million in the three months ended September 30, 2012, due to a decline in the estimated fair value of our APAC reporting unit attributable to an accelerated decline in the local feature phone business and the recent restructuring of our operations in the region.”

The Company also advises the Staff that in the third quarter of 2012, the Company’s management made a strategic decision to restructure its operations in the APAC reporting unit by reducing headcount in the region to reduce operating costs due to a decline in forecasted revenues. Note 13 and the MD&A section of the Form 10-Q discuss the amount of restructuring charges relating to employee termination costs incurred in the Company’s APAC offices. These changes, coupled with an accelerated decline in the local feature phone business due to the rapid adoption of smartphones in the APAC markets, had an unfavorable impact on the Company’s updated forecasted cash flows of the reporting unit and resulted in a significant decline in its fair value leading to a goodwill impairment charge. Based on the foregoing, the Company believes that its disclosure of the reasons for the goodwill impairment in both Note 13 and MD&A are adequate.

Response:

14.	You report on page 44 that smartphone revenues derived from Apple’s iOS and Google’s Android platforms accounted for 54% and 24% of your total revenues in the nine months ended September 30, 2012. We note that you filed the iOS agreement in connection with your fiscal year 2011 10-K but we are unable to locate the Android agreement. Please advise and tell us why you have not filed this agreement pursuant to Item 601(b)(10) of Regulation S-K.

Response: As noted in our response to the Staff’s comment #1 above, the Company derives its revenue from Google’s Android platform from a variety of customers, one of which is Google Inc. through its Google Play store. The Company did not file its distribution agreement with Google as an exhibit to the Form 10-K because its revenue from the Google Play store represented less than 10% of total revenues in fiscal 2011 and the Company was not otherwise substantially dependent on the Google distribution relationship. See the “Sales, Marketing and Distribution” subsection of the “Business” section of the Form 10-K in which the Company disclosed “In addition, we generated approximately 11% of our total revenue from the Android platform in 2011, although Google itself was not a greater than 10% customer of ours in 2011.” The Company respectfully informs the Staff that when Google Play store revenues represent more than 10% of total revenues for a fiscal year, which the Company expects will be the case for the

Mr. Stephen Krikorian

Securities and Exchange Commission

January 15, 2013

year ended December 31, 2012, the Company expects to conclude that its business is substantially dependent on that relationship and will file the Google Play store distribution agreement as an exhibit under Item 601(b)(10) of Regulation S-K to the Form 10-K for the applicable year.

*    *    *

Pursuant to the Staff’s request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please contact me by telephone at (415) 800-6169 or by email at eric.ludwig@glu.com.

Sincerely,

GLU MOBILE INC.

/s/ Eric R. Ludwig

Eric R. Ludwig

Executive Vice President and Chief Financial Officer

cc:	Niccolo M. de Masi (President and CEO, Glu Mobile Inc.)
Scott J. Leichtner (Vice President, General Counsel and Secretary, Glu Mobile Inc.)
Gregory J. Cannon (Vice President and Corporate Controller, Glu Mobile Inc.)